September 7, 2022

Filed via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management – Office of Chief Accountant
100 F Street, NE Washington, DC 20549
Attn: Mr. Jeff Long

Re: Touchstone Strategic Trust (File Nos. 002-80859 and 811-03651)

Dear Mr. Long:

On behalf of the Touchstone Strategic Trust (the “Trust”), this letter responds to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on August 9, 2022, in connection with the Staff’s review of the Trust’s annual report for the fiscal year ended March 31, 2022 pursuant to Section 408 of the Sarbanes-Oxley Act of 2002.

For your convenience, Staff comments are set out below in italicized text and each comment is followed by the Trust’s response.

1.The most recent annual report for the Touchstone Growth Opportunities Fund indicates that the Fund had significant assets invested in the information technology sector (as of March 31, 2022). To the extent that the Fund will continue to focus its investments in this sector for three or more years, please add disclosure to the Fund’s principal investment strategy with respect to the sector concentration, along with an associated risk factor.

Response: In connection with the Fund’s next annual update to its prospectus, the Trust will add the requested disclosure with respect to the Fund’s investment in the information technology sector. The Trust notes that the Fund’s exposure to the information technology sector is a residual of the investment process and is consistent with the exposure of the Fund’s benchmark index (as well as other funds in the Large Growth category).

2.The most recent annual report for the Touchstone Sands Capital Emerging Markets Growth Fund indicates that the Fund had over 30% of its net assets invested in India (as of March 31, 2022). To the extent that the Fund will continue to invest more than 25% of its net assets in Indian securities, please add disclosure to the Fund’s principal investment strategy with respect to the concentration in the Indian market. The Staff references the previous SOX review for the Fund from 2017 where the Staff made a similar comment regarding the Fund’s investment in India. If the Fund does not believe this disclosure is needed, please provide an explanation.

Response: Although the Fund currently has more than 25% of its net assets invested in Indian securities (as of March 31, 2022), the Fund does not always intend to maintain this level of exposure to the Indian market, nor has it maintained this level of investment in Indian securities over the past three years. For example, the Trust notes that for the fiscal years ended March 31, 2021 and March 31, 2020, the Fund had less than 25% of its net assets invested in India. The Fund’s investments in Indian securities are a residual of the investment process. The Fund notes that it has a principal risk factor that addresses concentration in a particular geographic region. The Fund will continue to monitor its level of exposure to particular countries over time and, to the extent that the Fund is expected to maintain investments in a particular country over time, it will add additional risk disclosure with respect those countries.

3.The prospectus for the Touchstone Strategic Income Opportunities Fund dated July 30, 2021 indicated that the Fund had fee waivers in place. In reviewing the Fund’s annual report for the fiscal year ended March 31, 2022, the Staff notes that the expense ratios for the Fund were higher than the “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” in the Fund’s prospectus. Please explain why the net expenses in the Fund’s annual report are higher than the expense caps included in the Fund’s prospectus.

Response: The Trust notes that the Fund commenced operations following the completion of the reorganization of each of the AIG Flexible Credit Fund and AIG Strategic Bond Fund, each a series of SunAmerica Income Funds, into the Fund, which occurred on July 16, 2021 (the "Reorganization"). The performance and accounting history of the AIG Strategic Bond Fund (the "Predecessor Fund") was assumed by the Fund. As a result of the Reorganization, the Fund’s expenses for a portion of its fiscal year (from April 1, 2021 through July 16, 2021) are attributable to the Predecessor Fund, which had higher expense caps than the Fund. The Fund’s current expense caps that appear in the prospectus were put in place by Touchstone at the time of the Reorganization. The Trust further notes that the Fund’s most recent prospectus dated July 30, 2022 includes a footnote to the fee and expense table to explain that this difference is due to contractual changes in the Fund's expense limitation agreement that were effective July 17, 2021, immediately following the Reorganization.

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If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz
Senior Counsel

cc:
Terri Lucas, Assistant Treasurer
Tim Stearns, Chief Compliance Officer